SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.
Exact Name of Registrant as Specified in Charter

CIK # 0000314643
Registrant CIK Number

Form 8-K to be filed no later than March 31, 2002 8K FOR 3/25/02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-77026
SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on March 25, 2002.

WASHINGTON MUTUAL MORTGAGE
SECURITIES CORP.

By: /s/ Richard Careaga
Richard Careaga
Second Vice President and
Assistant General Counsel

DOCSSF1:585111.1

EXHIBIT INDEX

Exhibit

P 99.3 Certain Computational Materials Prepared by the Underwriters in Connection with Washington Mutual Mortgage Securities Corp. Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-MS2. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).